Exhibit 12.1
HANESBRANDS INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Years Ended
	December 31, 2016	January 2, 2016	January 3, 2015	December 28, 2013	December 29, 2012
Earnings, as defined:
Income from continuing operations before income tax expense, noncontrolling interest and income/loss from equity investees	$570,872	$474,568	$464,836	$395,866	$263,606
Fixed charges	201,973	156,303	129,034	129,034	163,475
Amortization of capitalized interest	2,430	2,758	2,719	2,754	2,842
Interest capitalized	(1,695)	(2,566)	(1,355)	(930)	(1,155)
Noncontrolling interest in pre-tax income	—	—	—	—	—
Total earnings, as defined	$773,580	$631,063	$595,234	$526,724	$428,768

Fixed charges, as defined:
Interest expense	$148,791	$114,686	$93,080	$97,054	$130,094
Amortized premiums, discounts and capitalized expenses related to indebtedness	9,139	7,077	6,011	6,921	9,168
Interest factor in rental expenses	44,043	34,540	29,886	25,059	24,213
Total fixed charges, as defined	$201,973	$156,303	$128,977	$129,034	$163,475

Ratio of earnings to fixed charges	3.83	4.04	4.62	4.08	2.62

Note:
The Ratio of Earnings to Fixed Charges should be read in conjunction with our consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this Form 10-K. The interest expense included in the fixed charges calculation above excludes interest expense relating to the Company's uncertain tax positions. The interest factor in rental expenses is calculated as one-third of rent expense.